Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-211218

Issuer Free Writing Prospectus, dated August 10, 2016

This Free Writing Prospectus relates only to the Senior Notes of Bunge Limited Finance Corp. due August 15, 2026, and should only be read together with the Preliminary Prospectus Supplement dated August 10, 2016 relating to the Senior Notes of Bunge Limited Finance Corp. due August 15, 2026.

Bunge Limited Finance Corp.

Pricing Term Sheet

Issuer:	Bunge Limited Finance Corp.

Guarantor:	Bunge Limited

Expected Ratings*:	Baa2 / BBB / BBB

Size:	$700,000,000

Maturity Date:	August 15, 2026

Coupon:	3.250%

Price:	99.907% of the principal amount

Yield:	3.261%

Spread to Benchmark Treasury:	+175 basis points

Benchmark Treasury:	1.625% due May 15, 2026

Benchmark Treasury Price:	101-01

Benchmark Treasury Yield:	1.511%

Interest Payment Dates:	February 15 and August 15, beginning on February 15, 2017

Trade Date:	August 10, 2016

Settlement Date:	August 15, 2016 (T+3)

CUSIP/ISIN:	120568 AX8 / US120568AX84

Optional Redemption:

At any time prior to May 15, 2026 (three months before maturity), BLFC may elect to redeem and repay the notes, at any time in whole, or from time to time in part, at a redemption price equal to the greater of 100% of the principal amount of the notes to be redeemed, and the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the notes to be redeemed (exclusive of interest accrued but unpaid to the date of redemption) discounted to their present value as of such redemption date on a semi-annual basis (assuming a 360 day year consisting of twelve 30 day months) at the applicable Treasury Yield, as determined by the Reference Treasury Dealers, plus 30 basis points.

On or after May 15, 2026 (three months before maturity), BLFC may elect to redeem and repay the notes, in whole or in part from time to time at a redemption price equal to 100% of the principal amount of the notes being redeemed on the redemption date. BLFC will pay accrued and unpaid interest on the notes redeemed to the redemption date. See “Description of the Notes—Optional Redemption by BLFC” in the preliminary prospectus supplement for more information.

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers:

ABN AMRO Securities (USA) LLC
ANZ Securities, Inc.
BB Securities Limited
BBVA Securities Inc.
Commerz Markets LLC
Deutsche Bank Securities Inc.
ICBC Standard Bank Plc
ING Financial Markets LLC
nabSecurities, LLC
Natixis Securities Americas LLC
Rabo Securities USA, Inc.
SG Americas Securities, LLC
Standard Chartered Bank
UniCredit Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the notes will be made to investors in book-entry form through the facilities of The Depository Trust Company and its participants, including Euroclear Bank, S.A./N.V. and Clearstream Banking, société anonyme, on or about August 15, 2016.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents that Bunge Limited, the Guarantor, has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC at (866) 718-1649 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.